Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cerner Corporation:
We consent to the incorporation by reference in the Registration Statements (No. 333-93379, No. 33-56868, and No. 33-20155) on Form S-8 of Cerner Corporation of our report dated June 29, 2006 with respect to the statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedules (Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005 and of Schedule H, line 4j-schedule of reportable transactions), which report appears in the December 31, 2005 annual report on Form 11-K of Cerner Corporation Foundations Retirement Plan.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2006